EXHIBIT 99(d)



November 27, 2001

Mr. James A. McManus
74 Hickory Knoll Drive
Easton, CT   06612

Dear Jim:

This letter sets forth NCT Group, Inc. and your agreement concerning the terms of your resignation as President and Chief Executive Officer of Distributed Media Corporation, effective immediately, and resignation of employment effective February 28, 2002.


o You will receive three (3) months severance pay at your current base salary and draw rate of $205,800. Payments will be directly deposited into your account(s) on the Company's regular pay days. The last payment will be made on February 28, 2002.

o Effective today, all NCT Option(s) in which you are fully vested (357,927) will be treated as exercised.

o Your currently own 6.435 shares of Distributed Media Corporation common stock. You hereby agree to exchange your Distributed Media Corporation common stock for 2,142,073 shares of NCT Group, Inc. common stock, which NCT will register.

o You are currently owed $17,217.16 including 12% interest accrued through October 31, 2001. NCT will repay your loan no later than February 28, 2002 including interest accrued through that date. If by February 28, 2002, your loan has not been repaid, NCT will provide payment to you in NCT shares.

o    Should  you  be  successful  in  raising  capital  for  Distributed   Media
     Corporation, a fee of 5% of the first $5 million raised and 2.5% of any dollars raised above $5 million will be paid to you.

o NCT will reimburse you for all appropriate travel and entertainment expenses incurred through November 30, 2001.

o NCT/DMC will continue to provide your insurance coverage through February 28, 2002, and thereafter you may elect to continue health coverage at your own expense under COBRA. GE Group Administrators will provide this information for you. Forms for converting your existing group life and long term disability insurance provided through Standard Insurance Company will be mailed to your home address.

o We request that you deliver all property in your possession, including, without limitation, keys and security cards for entry into NCT/DMC properties and premises. In addition, you are hereby instructed to deliver to DMC, not later than December 21, 2001, all NCT/DMC property in your control, all electronic or magnetic disks or other files and records of NCT/DMC information, and all agreements, documents, records, or other data of or relating to NCT/DMC.

o You will continue to be bound by the terms of the NCT Employee's Confidentiality Non-Competition and Invention Agreement signed by you on February 23, 2000.

Please acknowledge your agreement to comply with the terms and conditions set forth above by signing and returning a copy of this letter to me.

Distributed Media Corporation

By:      /s/ Irene Lebovis
             Irene Lebovics



Acknowledged & Agreed:

         /s/ James A. McManus
             James A. McManus


Date:    November 28, 2001